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SEC File Number
FORM 12b-25	000-51176

NOTIFICATION OF LATE FILING	CUSIP Number
491292108

(check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kentucky First Federal Bancorp

Full Name of Registrant

Former Name if Applicable

655 Main Street

Address of Principal Executive Office (Street and Number)

Hazard, Kentucky 41702

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kentucky First Federal Bancorp (the “Company”)  is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2025 (the “2025 Form 10-K”), within the prescribed time period because the Company and Clark, Schaefer, Hackett & Co., the Company’s independent registered public accounting firm, require additional time to complete the documentation of the audit of the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2025 in accordance with the standards of the Public Company Accounting Oversight Board. The Company expects to file the 2025 Form 10-K within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of Clark, Schaefer, Hackett & Co. as contemplated by Rule 12b-25(c).

Cautionary Note Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, including those relating to the filing of the 2025 Form 10-K, other than statements of historical fact included in this report are forward-looking statements. When used in this report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the Securities and Exchange Commission (the “SEC”). All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company. The Company undertakes no obligation to update any such statement now or in the future.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Don Jennings President and Chief Executive Officer	(516)	683 - 4100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended June 30, 2025, the Company reported net earnings of $181,000 or $0.02 diluted earnings per share for the twelve months ended June 30, 2025 compared to a net loss of $1.7 million or $(0.21) diluted earnings per share for the twelve months ended June 30, 2025, an increase of $1.9 million. The net loss for the twelve months ended June 30, 2024 included a $947,000 goodwill impairment charge recorded in the three month period ended June 30, 2024 that was absent from the results of the fiscal year ended June 30, 2025. Net interest income increased by $1.4 million or 19.3% and totaled $8.3 million for the fiscal year ended June 30, 2025, as interest income increased $3.0 million or 18.2% to $19.2 million and interest expense increased $1.6 million or 17.4% to $10.9 million. Non-interest expense decreased $617,000 for the fiscal year ended June 30, 2025, primarily due to absence of the previously mentioned goodwill impairment charge of $917,000 recorded in the fiscal year ended June 30, 2024. The average rate earned on interest-earning assets increased 63 basis points to 5.25% and was the primary reason for the increase in interest income for the year recently ended, although average interest-earning assets also increased $14.1 million or 4.0% to $366.6 million for the year recently ended. The average rate paid on interest-bearing liabilities increased 35 basis points to 3.47% due to having to pay higher rates to attract deposits and was the primary reason for the increase in interest expense, although average interest-bearing liabilities also increased $16.7 million or 5.6%. Net interest margin increased 29 basis points to 2.28%.

Kentucky First Federal Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 30, 2025	/s/ Don Jennings
		By:	Don Jennings
		Title:	President and Chief Executive Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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